SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

TriMas Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896215209

(CUSIP Number)

Daniel P. Tredwell

Heartland Industrial Associates L.L.C.

177 Broad Street, 10th Floor

Stamford, Connecticut 06901

(203) 327-1202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, Connecticut 06901-2048

(203) 325-5000

March 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.12d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896215209

1.	Names of Reporting Persons Heartland Industrial Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 15,091,275 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 15,091,275 Shares of Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,091,275 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 43.8%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Heartland Industrial Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 14,049,606 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 14,049,606 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,049,606 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 41.8%

14.	Type of Reporting Person PN

CUSIP No. 896215209

1.	Names of Reporting Persons TriMas Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 11,805,779 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 11,805,779 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,805,779 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Metaldyne Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,243,827 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,243,827 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,827 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons HIP Side-by-Side Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 835,339 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 835,339 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 835,339 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person PN

CUSIP No. 896215209

1.	Names of Reporting Persons TriMas Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 173,378 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 173,378 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,378 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Metaldyne Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 32,952 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 32,952 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons HIP Side-by-Side I-A, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 0 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 0 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

Statement on Schedule 13D

This Statement on Schedule 13D (this “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of TriMas Corporation, a Delaware corporation (the “Issuer”).  This Statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons are filing this Statement to amend, restate and replace the statements on Schedule 13G with respect to the Common Stock filed with the Securities and Exchange Commission on February 14, 2008 pursuant to Rule 13d-1(d).

This Statement is being filed by the Reporting Persons solely as a result of (i) the adoption of the Rule 10b5-1 Purchase Plan (as defined below) by the Purchasing Parties (as defined below); and (ii) the addition of HIP Side-by-Side I-A, L.L.C., as a Reporting Person.

Item 1.	Security and Issuer.
(a)	Name of Issuer: TriMas Corporation

(b)	Address of Issuer’s Principal Executive Offices: 39400 Woodward Avenue, Suite 130 Bloomfield Hills, Michigan 48304

(c)	Title and Class of Securities: Common Stock, par value $0.01

Item 2.	Identity and Background.
This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):
(i) (ii) (iii) (iv) (v) (vi) (vii) (viii)

Heartland Industrial Associates, L.L.C. (“Associates”);

Heartland Industrial Partners, L.P. (“HIP”);

TriMas Investment Fund I, L.L.C. (“TIF I”);

Metaldyne Investment Fund I, L.L.C. (“MIF I”);

HIP Side-By-Side Partners, L.P. (“HIP Side-By-Side”);

TriMas Investment Fund II, L.L.C. (“TIF II”);

Metaldyne Investment Fund II, L.L.C. (“MIF II”); and

HIP Side-By-Side I-A, L.L.C. (“HIP Side-By-Side I-A”).

The additional information required to be included with respect to each Reporting Person is included in the table below:

Reporting Person	Business Address	Occupation/ Employer	Citizenship or Jurisdiction of Organization
Heartland Industrial Associates, L.L.C.	See below	See below	Delaware
Heartland Industrial Partners, L.P.	See below	See below	Delaware
TriMas Investment Fund I, L.L.C.	See below	See below	Delaware
Metaldyne Investment Fund I, L.L.C.	See below	See below	Delaware
HIP Side-By-Side Partners, L.P.	See below	See below	Delaware
TriMas Investment Fund II, L.L.C.	See below	See below	Delaware
Metaldyne Investment Fund II, L.L.C.	See below	See below	Delaware
HIP Side-By-Side I-A, L.L.C.	See below	See below	Delaware

HIP is the managing member of TIF I and MIF I.  Associates is the managing member of TIF II, MIF II and HIP Side-by-Side I-A, and is the general partner of HIP and HIP Side-by-Side.  Daniel P. Tredwell is the sole managing member of Associates.

The principal business and office address of each of the Reporting Persons and Daniel P. Tredwell is 177 Broad Street, 10th Floor, Stamford, Connecticut 06901.

The principal business of each of the Reporting Persons is to focus on investments in industrial companies.  Daniel P. Tredwell’s principal occupation is Senior Managing Director of HIP.  Daniel P. Tredwell is a citizen of the United States of America.

During the last five years, none of the Reporting Persons or Daniel P. Tredwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired by the Reporting Persons in a private transaction prior to the initial public offering of the Issuer, using investment capital of the Reporting Persons.  The aggregate purchase price for such shares of Common Stock was $295,545,926.00.

Item 4.	Purpose of Transaction.

On March 17, 2009, TIF I, TIF II, HIP Side-by-Side and HIP Side-by-Side I-A (collectively, the “Purchasing Parties”) entered into a Rule 10b5-1 Purchase Instruction (the “10b5-1 Purchase Plan”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”) for the purpose of establishing a trading plan to effect purchases of between 1,760,000 and 3,000,000 shares of Common Stock of the Issuer in compliance with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.  The Purchasing Parties will use their working capital to finance the purchases under the 10b5-1 Purchase Plan.

Under the 10b5-1 Purchase Plan, Credit Suisse will have the authority to purchase shares of

Issuer Common Stock in the open market, at the prices and in such amounts in accordance with the terms of the 10b5-1 Purchase Plan.  The 10b5-1 Purchase Plan will permit purchases of Issuer Common Stock commencing on the 10th day after March 17, 2009 until the 10b5-1 Purchase Plan is terminated in accordance with its terms.

The purpose of the acquisition of the Common Stock pursuant to the 10b5-1 Purchase Plan is for investment. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Common Stock or other securities of the Issuer (other than pursuant to the 10b5-1 Purchase Plan, consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)       The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 33,620,410 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K for the yearly period ended December 31, 2008 (as filed with the Securities and Exchange Commission on March 10, 2009).

As of the date hereof:

•      11,805,779 shares of Common Stock are owned directly by TIF I;

•      2,243,827 shares of Common Stock are owned directly by MIF I;

•      835,339 shares of Common Stock are owned directly by HIP Side-by-Side;

•      173,378 shares of Common Stock are owned directly by TIF II;

•      32,952 shares of Common Stock are owned directly by MIF II; and

•      no shares of Common Stock are owned directly by HIP Side-by-Side I-A (TIF I, MIF I, HIP Side-by-Side, TIF II, MIF II and HIP Side-by-Side I-A, collectively, the “Direct Holders”).

HIP, as the managing member of TIF I and MIF I, is an indirect beneficial owner of shares held by TIF I and MIF I.  Associates, as the managing member of TIF II, MIF II and HIP Side-by-Side I-A, and the general partner of HIP and HIP Side-by-Side, is an indirect beneficial owner of the shares held by the Direct Holders.

(b)           Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.  Neither the present filing nor anything contained in this item 5 shall be construed as an admission that any combination of Reporting Persons constitutes a “group” for any purpose, and each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this filing), which agreement is deemed attached hereto as Exhibit A.

The Purchasing Parties are parties to the 10b5-1 Purchase Plan, pursuant to which Credit Suisse will purchase Common Stock of the Issuer in the open market on behalf of the Purchasing Parties.  The information contained in Item 3 of this Statement relating to the 10b5-1 Purchase Plan is incorporated herein by reference.  A copy of the 10b5-1 Purchase Plan is attached as Exhibit B hereto and incorporated herein by reference.

Certain Reporting Persons are also a party to that certain Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (the “Shareholders Agreement”).

Certain Reporting Persons are also a party to that certain Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (the “Advisory Agreement”).

The Shareholders Agreement and the Advisory Agreement are filed herewith as Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Item 7.	Exhibits
Exhibit A	Joint Filing Agreement, dated March 18, 2009, among the Reporting Persons (filed herewith).

Exhibit B	Rule 10b5-1 Purchase Instruction by and between the Purchasing Parties and Credit Suisse dated March 17, 2009 (filed herewith).

Exhibit C

Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Exhibit D

Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2009

HEARTLAND INDUSTRIAL ASSOCIATES, L.L.C.

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HEARTLAND INDUSTRIAL PARTNERS, L.P.

By:  Heartland Industrial Associates, L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND I, L.L.C.

By:  Heartland Industrial Associates, L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND I, L.L.C.

By:  Heartland Industrial Associates, L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE PARTNERS, L.P.

By:  Heartland Industrial Associates, L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND II, L.L.C.

By:  Heartland Industrial Associates, L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND II, L.L.C.

By:  Heartland Industrial Associates, L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE I-A, L.L.C.

By:  Heartland Industrial Associates, L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

INDEX TO EXHIBITS

EXHIBIT A	Joint Filing Agreement, dated March 18, 2009, among the Reporting Persons (filed herewith).

EXHIBIT B	Rule 10b5-1 Purchase Instruction by and between the Purchasing Parties and Credit Suisse dated March 17, 2009 (filed herewith).

EXHIBIT C

Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

EXHIBIT D

Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).